

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 5, 2008

Mail Stop 7010

<u>Via U.S. mail</u>

Wu Yiting
Chief Executive Officer
Fuda Faucet Works, Inc.
Ge Jia Ba, Hua Ting, Yiyang
Jiangxi, PRC 334400

Re: **Fuda Faucet Works, Inc.**
        Registration Statement on Form S-1 Amendment No.1
        Filed on: April 18, 2008
        File No.: 333-149254

        Form 10-KSB for the fiscal year ended December 31, 2007
        Filed on: March 31, 2008
        File No. 000-09878

Dear Ms. Yiting:

      We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 4
Reverse Acquisition, page 4

1. Your statement that your "sole business became the business of Moral Star BVI…" seems incorrect since you had no operations prior to the reverse acquisition. Please revise accordingly.

Risk Factors, page 7

      <u>Failure to repay our loans can hinder our business operations and profitability, page 8</u>

2. Please explain the meaning of the word "workshops." It is unclear whether you are referring to buildings, equipment, or both.

Selling Stockholders, page 12

3. It seems that footnotes 2 and 3 to the Selling Stockholders table should be in reverse order. Please revise.

4. Please discuss who Li Sheng is, i.e., an affiliate of the company, a broker. Identify the company that Li Sheng is with if applicable.

Plan of Distribution, page 16

5. Following the recent rule change affecting smaller reporting companies, please remove the reference to Form 10-SB in the last paragraph of page 16.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Years Ended December 31, 2007 and 2006, page 22

6. We have read your response to comment 38 from our letter dated March 12, 2008. You indicate that net sales in Dubai increased to $22.7 million and net sales in Russia increased to $1.6 million in 2007. However, your table on page 19 indicates that net sales to the United Arab Emirates, which includes Dubai were only $22.5 million. Please revise your net sales figures accordingly. In addition, you have explained an increase in net sales of $17.1 million. However, the increase in net sales from 2006 to 2007 was $14.1 million after taking into account reduction in sales to customers in China, Turkey, Israel and other countries. Please provide additional detail to explain the reasons for any offset to net sales during 2007.

Business, page 24
Corporate Structure, page 25

7. We note your response to our prior comment 44. However, it does not appear that you have filed any of the agreements disclosed here as exhibits. Please tell us why these agreements are not required to be filed in accordance with Item 601(b)(10) of Regulation S-K or file them with your next amendment.

Market and Competition, page 29
Overview of the Copper and Faucet Industry, page 29

8. We note your revised disclosure in response to our prior comment 49. As requested previously, please tell us whether the BSRIA report is available publicly or whether it was prepared specifically for you or paid by you.

Principal Customers, page 30

9. Please disclose in a footnote whether Isabella Hardware Trading L.L.C. is also a distributor based in the United Arab Emirates.

Financial Statements

Consolidated Statements of Operations and Comprehensive Income, page F-4

10. We have read your response to comment 63 from our letter March 12, 2008. We continue to believe that you should separately disclose cost of sales associated with related parties on the face of the income statement regardless of whether your inventory purchases from related parties are on substantially the same terms as transactions with non-affiliated parties. Please revise your income statement accordingly. Refer to Rule 4-08(k) and Item 2 of Rule 5-03 of Regulation S-X.

11. Please tell us how you determined that it is appropriate to include your reverse acquisition costs as an expense outside of operating income instead of as a component within operating income. Please cite the accounting literature to support your conclusion.

Statement of Changes in Stockholders' Equity, page F-5

12. It is not clear how you calculated the adjustment related to your reverse merger and share exchange transaction of $73,127 on December 3, 2007. Please provide us with a summary of the adjustments made as a result of the reverse merger that resulted in your adjustment of $73,127 to additional paid in capital.

13. Equity-based Transactions, page F-18
(3) Preferred Stock and Relating Warrants, page F-18

13. It appears that the table on page 15 of your Form S-1/A and on page F-21 of your financial statement footnotes is intended to represent the same information. Please revise the tables as necessary so that they are consistent. If they are not intended to represent the same information, please revise to more clearly distinguish between the content of the two tables.

14. We note your disclosures on page F-19 that you may not redeem shares of common stock so long as the Series A preferred stock is outstanding. We also note your disclosures on page F-21 that you have no right to redeem the warrants. Please revise your filing to indicate if the holders of Series A preferred stock and holders of the $1.80 and $3.00 warrants have the right to redeem their securities. If so, please also revise your filing to disclose the circumstances under which the securities are redeemable and the terms of the redemption features.

15. Please revise to clarify whether the 3,000,000 shares of Series A preferred stock issued into escrow are a component of the 3,090,000 shares issued on December 3, 2007 or if they are in addition to the December 3, 2007 issuance of Series A preferred stock.

16. We note your disclosure on page F-21 that liquidated damages as a result of failing to appoint a majority of independent directors 90 days after closing would amount to $408,000. Please revise your filing to more clearly explain the timing of when you begin to accrue for liquidated damages payments and how damages are assessed. For example, it is unclear whether you owe $408,000 of liquidated damages as of March 3, 2008 due to your failure to appoint a majority of independent directors or whether damages are assessed on a daily, monthly, quarterly, etc. basis until the violation is cured, up to a maximum of $408,000 per year.

17. We have read your response to comment 59 from our letter dated March 12, 2008. However, in the interest of more fully understanding how you considered the relevant accounting literature in determining the classification of your convertible preferred stock and warrants issued in December 2007, please provide us with a detailed analysis demonstrating for us how you considered the following:

    - If your warrants are considered put warrants which should be accounted for as liabilities. Refer to FSP 150-1 and 150-5;
    - If your warrants meet the definition of a derivative that would require bifurcation under SFAS 133. Refer to paragraphs 6-9 of SFAS 133 and DIG Issue A17. If you believe you meet the scope exception of paragraph 11(a) of SFAS 133, please explain how you arrived at this determination. Note that you may have to refer to EITF 00-19 to make this determination since one of the paragraph 11(a) criteria involves determining whether the instrument would be classified in stockholder's equity. To determine this classification, the instrument must be analyzed under EITF 00-19; and
    - If your convertible preferred stock includes an embedded derivative that should be bifurcated and accounted for as a derivative. Refer to paragraph 12 and 61 of SFAS 133. If you believe you meet the scope exception of paragraph 11(a) of SFAS 133, please explain how you arrived at this determination. Note that you may have to refer to EITF 00-19 to make this determination since one of the paragraph 11(a) criteria involves determining whether the instrument would be classified in stockholder's equity. To determine this classification, the instrument must be analyzed under EITF 00-19.

    To the extent that you performed an analysis under EITF 00-19 to determine that you met the scope exception of paragraph 11(a) of SFAS 133, please provide us with your complete EITF 00-19 analysis.

15. Segment Reporting, page F-23

    18. We have read your response to comment 71 from our letter March 12, 2008. Please also revise your disclosures to include long-lived assets located in your country of domicile and in all foreign countries, if applicable. See paragraph 38(b) of SFAS 131.

Part II

Recent Sales of Unregistered Securities, page II-2

    19. We note your revised disclosures in response to our prior comment 72; however, you do not provide the basis for the claimed exemptions. Please revise your disclosures accordingly.

Form 10-KSB For The Year Ended December 31, 2007

Item 8A - Controls and Procedures, page 28

    20. Please revise your disclosure in future filings to provide the complete definition of disclosure controls and procedures. Alternatively, you may simply state that your disclosure controls and procedures are effective without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(e) and 15d-15(e).

Exhibits 31.1 and 31.2

    21. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact Ernest Green, Staff Accountant at (202) 551-3733 or Lisa Haynes, Staff Accountant at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3767 with any other questions.

                          Sincerely,

                          Jennifer R. Hardy
                          Legal Branch Chief

cc: Jared Daniel Verteramo, Esq.
        Asher S. Levitsky P.C. (via facsimile @ (212) 930-9725)
        Sichenzia Ross Friedman Ference LLP
        61 Broadway, 32nd Floor
        New York, NY 10006